UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

Commission File Number: 0-51107
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(Check One):  [ ] Form 10-K                   [X] Form 10-Q
              [ ] Form 20-F  [ ] Form 11-K    [ ] Form N-SAR

For Period Ended: September 30, 2010
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[ ] Transition Report on Form 10-K    [ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K    [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

                            VIBE RECORDS, INC. NEVADA
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                             Full Name of Registrant


                            -------------------------
                            Former Name if Applicable

                        824 Old Country Road, P.O. Box 8
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            Address of Principal Executive Office (Street and Number)

                              Westbury N.Y. 11590
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                            City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 11-K, 20-F, 10-Q and Form 10-QSB, N-SAR, or other transition report or portion thereof, could not be filed within the prescribed period.

Vibe Records, Inc. Nevada has not completed and filed its annual report on Form 10-K for the year ended September 30, 2010 and will not be able to complete its quarterly report on Form 10-Q for the quarter year ended December 31, 2010, by the close of business on February 14, 2011 and thereafter until the referenced annual report is completed and files including audited financial statements, because certain accounting and documentation work required for the completion of the audit of the registrant's financial statements for the fiscal year ended September 30, 2010, could not, without unreasonable effort or expense, be prepared and provided to the registrant's independent accountants early enough to allow for the completion of the audit of the registrant's financial statements. The registrant's change in public accounting firms reported on Form 8-K for the event dates of December 30, 2010 and December 31, 2010 have exacerbated the delay in completion of the fiscal 2010 audit. The registrant does not have a chief financial officer. Thus, the registrant requires additional time to properly complete and file annual report on Form 10-K for the year ended September 30, 2010 and its quarterly report on Form 10-Q for the first quarter ended December 31, 2010. The registrant will file its quarterly report on Form 10-Q for the first quarter ended December 31, 2010, no later than the fifteenth calendar day after the due date for such Form 10-K.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

           Timothy Olphie                (516)             333-2400
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           (Name)                     (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), been filed? If answer is no,
     identify report(s).                                          [ ] YES [X] NO

     Form 10-K for the year ended September 30, 2010

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
                                                                  [ ] YES [X] NO

If so, attach an explanation of the anticipated change, both narratively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                            VIBE RECORDS, INC. NEVADA
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: February 14, 2011                    By: /s/ Timothy Olphie
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                                               Timothy Olphie
                                               Chief Executive Officer